

04003462

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2004 WASH, D.C. 161

SEC FILE NUMBER
8- 24260

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North Star Investment Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 Frontage Rd., Suite #3707
(No. and Street)

Northfield (City) IL (State) 60093 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter G. Contos 847-441-9761
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

175 W. Jackson Blvd. (Address) Chicago (City) IL (State) 60604 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Peter Gottlieb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Star Investment Services, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

OFFICIAL SEAL
MARY ANNE KUERTI
Notary Public - State of Illinois
My Commission Expires May 17, 2008

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
NORTH STAR INVESTMENT SERVICES, INC.
DECEMBER 31, 2003

CONTENTS

	Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	3
FINANCIAL STATEMENTS	
STATEMENT OF FINANCIAL CONDITION	4
STATEMENT OF INCOME	5
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	6
STATEMENT OF CASH FLOWS	7
NOTES TO FINANCIAL STATEMENTS	8
SUPPLEMENTARY INFORMATION	
COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934	13
STATEMENT REGARDING RULE 15c3-3	14

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
North Star Investment Services, Inc.

We have audited the accompanying statement of financial condition of North Star Investment Services, Inc. as of December 31, 2003, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Star Investment Services, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
January 30, 2004

175 W. Jackson Blvd.
20th Floor
Chicago, IL 60604
T 312.856.0200
F 312.565.4719
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

North Star Investment Services, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

Cash and cash equivalents	$ 75,386
Deposits with clearing organizations	51,086
Receivable from broker-dealers and clearing organizations	1,225
	$127,697

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable	$ 10,275
Total liabilities	10,275
COMMITMENTS, CONTINGENCIES AND GUARANTEES	-
STOCKHOLDERS' EQUITY	
Common stock, $1 par value; 50,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	149,149
Retained earnings (deficit)	(32,727)
Total stockholders' equity	117,422
	$127,697

The accompanying notes are an integral part of this statement.

North Star Investment Services, Inc.
STATEMENT OF INCOME
Year ended December 31, 2003

Revenue	
Commissions	
Agent	$ 64,710
Insurance	146,193
Mutual funds	270,907
Investment advisory fees	59,163
Principal transactions	26,729
Interest and dividends	413
Total revenue	568,115
Operating expenses	
Employee compensation	368,693
Clearing charges and floor brokerage	68,576
Occupancy	65,787
Other operating	49,389
Total operating expenses	552,445
Income before income tax expense	15,670
Income tax expense	5,328
NET INCOME	$ 10,342

The accompanying notes are an integral part of this statement.

North Star Investment Services, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year ended December 31, 2003

	Common stock	Additional paid-in capital	Retained earnings (deficit)	Total stockholders' equity
Balance at January 1, 2003	$ 1,000	$ 149,149	$ 114,863	$ 265,012
Distribution to stockholder	-	-	(157,932)	(157,932)
Net income	-	-	10,342	10,342
Balance at December 31, 2003	$ 1,000	$ 149,149	$ (32,727)	$ 117,422

The accompanying notes are an integral part of this statement.

North Star Investment Services, Inc.
STATEMENT OF CASH FLOWS
Year ended December 31, 2003

Cash flows from operating activities	
Net income	$ 10,342
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Increase in deposits with clearing organizations	(216)
Decrease in receivable from broker-dealers and clearing organizations	9,826
Decrease in securities owned	107,730
Decrease in receivable from stockholder	23,876
Increase in accounts payable	4,979
Net cash provided by operating activities	156,537
Cash flows from financing activities	
Distribution to stockholder	(157,932)
Net cash used in financing activities	(157,932)
Net decrease in cash and cash equivalents	(1,395)
Cash and cash equivalents, beginning of year	76,781
Cash and cash equivalents, end of year	$ 75,386

The accompanying notes are an integral part of this statement.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

On October 16, 2003, North Star Financial Corporation sold common stock representing an 80.1% interest in North Star Investment Services, Inc. (the "Company") to North Star Financial Services Corporation. Prior to this transaction, the Company was a wholly-owned subsidiary of North Star Financial Corporation. At December 31, 2003, the Company was 80.1% owned by North Star Financial Services Corporation and 19.9% owned by North Star Financial Corporation.

Estimates

The preparation of financial statements in conformity with auditing standards generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Nature of Business

The Company acts as an introducing broker-dealer in the purchase and sale of securities and options. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc.

The Company has an agreement with two clearing brokers to clear securities transactions, carry customer accounts on a fully disclosed basis and perform record-keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

The Company has three branches located in Illinois and has customers, primarily individuals, in numerous states in which the Company is registered.

Income Recognition

All customer security transactions are cleared on a fully disclosed basis with a clearing broker. Commission revenues and related clearing expenses arising from such transactions are recorded on a settlement-date basis.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Securities

Investments in marketable securities are considered to be trading securities and are valued at market value. Securities not readily marketable are valued at estimated fair value as determined by management. The resulting difference between cost and market value is included in income.

Cash Equivalents

Cash and cash equivalents include cash and highly liquid debt instruments purchased with original maturities of three months or less.

NOTE B - DUE FROM BROKERS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2003, consist of the following:

Receivable from clearing organizations	$1,225
Fees and commissions receivable/payable	-
	$1,225

NOTE C - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2003, the Company had net capital of $117,422, which was $67,422 in excess of its required net capital of $50,000 at December 31, 2003. The Company's net capital ratio was 0.09 to 1.

NOTE D - INCOME TAXES

The Company is included in the consolidated income tax returns filed by North Star Financial Corporation through October 15, 2003. From October 16, 2003 through December 31, 2003, the Company is included in the consolidated income tax return of North Star Financial Services Corporation. For financial reporting purposes, the provisions for Federal and state income taxes are calculated on a separate company basis.

Income taxes are computed using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statement or tax returns. At December 31, 2003, the Company had no significant deferred tax assets or liabilities.

NOTE E - RELATED-PARTY TRANSACTIONS

Through common ownership, the Company is also affiliated with North Star Trust Company, North Star Investment Advisors, LLC (a registered investment advisor), North Star Deferred Exchange Corp. and North Star Realty Services, LLC.

NOTE F - COMMITMENTS, CONTINGENCIES AND GUARANTEES

Clearing Agreement

In connection with its agreements with both clearing brokers, the Company has agreed to (1) indemnify and hold the clearing broker harmless against any loss, liability, damage, claim, cost or expense and (2) maintain a balance with each broker of cash and/or securities of not less than $25,000. The minimum balances required by each broker are included in receivable from clearing broker-dealers and organizations on the statement of financial condition.

These agreements provide the broker with liens upon all cash and cash equivalents, securities and receivables held by the broker. These liens secure the liabilities and obligations of the Company to the broker. Accordingly, the Company is subject to credit risk if the broker is unable to repay the balance in its accounts.

Lease Commitments

The Company currently leases one facility. On December 15, 2003, the Company entered into a lease commitment for the new main office location in Northbrook, Illinois. The Company expects to occupy the location in early 2004. This lease expires in March 2007 and is reflected in the minimum annual rental payments below.

NOTE F - COMMITMENTS, CONTINGENCIES AND GUARANTEES - Continued

Lease Commitments - Continued

Minimum annual rental payments under these leases are as follows:

2004	$39,549
2005	38,983
2006	39,374
2007	9,926

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company executes, both as agent and principal, transactions on behalf of its customers. Pursuant to the clearing agreement, the clearing broker acts as principal in agency transactions. If the agency transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. The Company's risk is normally limited to differences in market values of the securities from their contract amounts.

The Company does not anticipate non-performance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

From time to time, the Company may sell securities short, which involves an obligation to purchase such securities at a future date. The Company's risk of loss is normally limited to increases in market values of uncovered positions. There were no such transactions outstanding at December 31, 2003.

NOTE G - COMMON STOCK

On October 15, 2003, the Board of Directors approved a 1.8-for-1 stock split of the Company's common stock. The stock split was payable in the form of a stock dividend and entitled each stockholder of record at the close of business on October 15, 2003, to receive one share of common stock for every 1.8 outstanding shares of common stock held on that date. The capital stock accounts and all share data in this report give effect to the stock split, applied retroactively, to all periods presented.

SUPPLEMENTARY INFORMATION

North Star Investment Services, Inc.
COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2003

Stockholders' equity	$117,422
Non-allowable assets	
Other assets	-
Petty cash fund	-
Total non-allowable assets	-
Net capital	$117,422
Capital requirements	
Minimum net capital	$ 50,000
Net capital in excess of requirement	67,422
Net capital, as above	$117,422
Ratio of aggregate indebtedness to net capital	0.09
Aggregate indebtedness	
Accounts payable and other liabilities	$ 10,275

Statement pursuant to Rule 17A-5(d)(4):

No material difference exists between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIa filed for the year ended December 31, 2003.

North Star Investment Services, Inc.
STATEMENT REGARDING RULE 15c3-3
December 31, 2003

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Board of Directors
North Star Investment Services, Inc.

In planning and performing our audit of the financial statements and supplementary information of North Star Investment Services, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

175 W. Jackson Blvd.
20th Floor
Chicago, IL 60604
T 312.856.0200
F 312.565.4719
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Chicago, Illinois
January 30, 2004

175 W. Jackson Blvd.
20th Floor
Chicago, IL 60604
T 312.856.0200
F 312.565.4719
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International